FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents
Item
1.	Notice dated January 8, 2016 re: Completion of Purchase of Common Shares

Item 1

Affaires juridiques		Law

Cristina Circelli
Secrétaire générale déléguée et		Deputy Corporate Secretary and
Avocate générale		General Counsel

935, rue de La Gauchetière Ouest		935 de La Gauchetiere Street West
16e étage		16th Floor
Montréal (Québec) H3B 2M9		Montreal, Quebec, H3B 2M9
Canada		Canada
T	514-399-4135	T	514-399-4135
Tc	514-399-5744	F	514-399-5744
C	cristina.circelli@cn.ca	E	cristina.circelli@cn.ca

January 8, 2016

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, ON M5H 3S8

On December 22, 2015, Canadian National Railway Company (“CN”) completed its purchase of a total of 5,175,000 Common Shares from an arm’s length third party seller shareholder through private agreement for an aggregate purchase price of C$363,606,827.45. The purchased shares will be cancelled and will be included in computing the number of Common Shares purchased by CN under its current Normal Course Issuer Bid.

Yours truly,

/s/ Cristina Circelli

Cristina Circelli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 8, 2016	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel